September 2, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Re: Stonecrest One, Inc. (the “Company”)

Ladies and Gentlemen:

We are in receipt of your correspondence dated August 23, 2010 relating to the revocation of the registration of Traci J. Anderson, CPA (“TJA”) by the Public Company Accounting Oversight Board (“PCAOB”) as of August 12, 2010.  We advise the staff of the Securities and Exchange Commission (the “Commission”) that on August 19, 2010, the Company terminated the auditor/client relationship with TJA and engaged a new accounting firm registered with the PCAOB, as reported under Item 4.01 of a Current Report on Form 8-K filed by the Company with the Commission on September 2, 2010.

We confirm to the staff that the Company will cause all financial statements that were audited by TJA that are required to be filed in the reports and other documents the Company will file with the Commission after the date TJA’s registration was revoked by the PCAOB to be re-audited by our new registered accounting firm.

Please do not hesitate to contact the undersigned with any questions.

Very truly yours,

/s/ George C. Critz, III
George C. Critz, III